BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA


                           FUND FACILITATION FEE RIDER


This Rider is part of the Policy to which it is attached.

The following Subaccounts, which are available under your Policy, will be charged a Fund Facilitation Fee for administrative expenses of operating these
Subaccounts:

                       [Vanguard Variable Insurance Funds]

If you choose to allocate any of your Premium payments or make any transfers to these Subaccounts, the Fund Facilitation Fee will be deducted daily from the Accumulation Value in these Subaccounts.

The Fund Facilitation Fee is equal on an annual basis to [.20%] of the average daily net asset value of the Accumulation Value in each Subaccount. The Fund Facilitation Fee will be deducted as part of the daily Net Investment Factor calculation for each of these Subaccounts.

The Net Investment Factor provision of your Policy is changed to read:

Net Investment Factor - The Net Investment Factor is equal to (1 - C - D) multiplied by A divided by B, where:

                  A is    (i) net asset value per share of the Investment
                           Option held in the Subaccount at the end of the current Business Day; plus (ii) any dividend or capital gains per share declared on behalf of such Investment Option that has an ex-dividend date within the current Business Day.

                  B is the net asset value per share of the Investment Option held by the Subaccount for the immediately preceding Business Day.

                  C is a charge factor, if any, for any taxes or any tax reserve We have established as a result of the operation or maintenance of the Separate Account.

                  D is     the Fund Facilitation Fee.

Signed for Business Men's Assurance Company of America.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                             Robert T. Coleman, III
                                    Secretary


VL83                                                                  (3/05)